Exhibit 3.4

THIRD AMENDMENT

TO THE

ARTICLES OF INCORPORATION

OF

FIRST CENTURY BANCORP

I.

The name of the corporation is FIRST CENTURY BANCORP (the “Corporation”).

II.

Article III of the Articles of Incorporation of the Corporation is hereby amended to add, following the existing text of Article III, the designation of the rights, privileges, preferences, and limitations of the Series B Preferred Stock set forth in Attachment I to these Articles of Amendment.

III.

The designation, rights, preferences, and limitations pertaining to the Series B Preferred Stock set forth in Attachment I hereto were duly adopted by the Board of Directors of the Corporation by resolution on December 20, 2007.  As of the date of this Amendment, the Corporation’s common stock is the only class of equity securities outstanding and there are no shares of the Corporation’s Series A Preferred Stock outstanding.  The holders of the Corporation’s common stock do not have the right to vote on this Amendment pursuant to authority conferred upon the Board of Directors by the Articles of Incorporation of the Corporation, which authorize the issuance of up to 10,000,000 shares of preferred stock, and by Section 14-2-602 of the Georgia Business Corporation Code.

IN WITNESS WHEREOF, the Corporation has caused these Articles of Amendment to be executed by its duly authorized officer as of the 20th day of December, 2007.

First Century Bancorp

/s/ Sondra J. Perkins
By: Sondra J. Perkins
Title: Chief Operating Officer/Controller

ATTACHMENT I

 FIRST CENTURY BANCORP

SERIES B PREFERRED STOCK

Relative Rights, Preferences, and Other Terms

1.                                      Designation and Initial Number. The class of shares of preferred stock hereby authorized shall be designated the “Series B Preferred Stock.” The initial number of authorized shares of the Series B Preferred Stock shall be 100,000 shares, with no par value.

2.                                      Rank.  The Series B Preferred Stock, with respect to dividend rights and rights of liquidation, dissolution or winding up of the corporation, ranks senior to the corporation’s common stock, no par value per share (the “Common Stock”),  the corporation’s Series A preferred stock, no par value per share (the “Series A Preferred Stock”), and all of the other classes and series of equity securities of the corporation, other than any classes or series of equity securities of the corporation subsequently issued ranking on a parity (as defined in Section 12.b.) with, or senior to (as defined in Section 12.d.), the Series B Preferred Stock, as to dividend rights and rights upon liquidation, dissolution or winding up of the corporation. The Series B Preferred Stock is junior to indebtedness issued from time to time by the corporation, including notes and debentures.

3.                                      Voting Rights. The Series B Preferred Stock shall be non-voting except to the extent required by law.

4.                                      Dividend Rights.

a.                                       From and after the date of the issuance of any shares of Series B Preferred Stock, dividends shall accrue on such shares of Series B Preferred Stock (subject to appropriate adjustment in the event of any stock dividend, stock split, combination or other similar recapitalization affecting such shares) (the “Accruing Dividends”).  The rate per annum at which the dividends shall accrue shall initially be equal to the Prime Rate (as defined in Section 12.e.) in effect on the date of issuance, and shall be adjusted semi-annually on the first day of January and the first day of July each year to be equal to the Prime Rate in effect on such date.  The holders of shares of Series B Preferred Stock shall be entitled to a preference in the distribution of Accruing Dividends, when and as declared by the Board of Directors, and shall receive Accruing Dividends out of any assets of the corporation legally available therefor, after payment has been made to the holders of the senior stock and subject to the rights of the holders of the parity stock, but before any payment of any dividends shall be made to the holders of the junior stock (as defined in Section 12.c.).  Accruing Dividends shall accrue from day to day, whether or not earned or declared, and shall be cumulative.  Except as set forth in the following Section 4.b., the corporation shall be under no obligation to pay such Accruing Dividends.

b.                                    Accruing Dividends shall be payable quarterly on the last day of each quarter in arrears (each, a “Dividend Payment Date”), commencing upon the corporation’s achievement of sustained profitability.  For the purposes of this agreement, sustained profitability shall mean that the corporation shall have earned positive net income from operations for three consecutive quarters.  If a Dividend Payment Date is not a Business Day (as defined below), then the Accruing Dividend that otherwise would have been payable on such Dividend Payment Date may be paid on the next succeeding Business Day with the same force and effect as if paid on the Dividend Payment Date, and no interest or additional dividends or other sums shall accrue or be payable on the amount so payable from the Dividend Payment Date to such next succeeding Business Day.  A “Business Day” means any day, other than a Saturday or a Sunday, that is neither a legal holiday nor a day on which banking institutions in Gainesville, Georgia are authorized or required by law, regulation or executive order to close.

c.                                       The corporation shall not declare, pay or set aside any dividends on any shares of junior stock of the corporation (other than dividends on shares of Common Stock payable in shares of Common Stock) nor shall any shares of junior stock be redeemed, purchased or otherwise acquired for any consideration (nor shall any funds be paid to or made available for a sinking fund for the redemption or retirement, purchase or reduction of any such shares) by the corporation unless the holders of the Series B Preferred Stock then outstanding shall first receive, or simultaneously receive, a dividend on each outstanding share of Series B Preferred Stock in an amount at least equal to the amount of the aggregate Accruing Dividends then accrued on such share of Series B Preferred Stock and not previously paid.

5.                                       Liquidation or Dissolution. In the event of any voluntary or involuntary liquidation, dissolution, or winding up of the affairs of the corporation, then, after distribution or payment has been made to the holders of the senior stock and subject to the rights of the holders of the parity stock as described below, but before any distribution or payment shall be made to the holders of any junior stock, the holders of Series B Preferred Stock shall be entitled to be paid in full (on a per share basis) a cash redemption price equal to $10.00 per share (subject to appropriate adjustment in the event of any stock dividend, stock split, combination or other similar recapitalization affecting such shares, such amount, as so adjusted from time to time, being hereinafter referred to as the “Stated Value” of such shares) plus all accrued but unpaid dividends, to the fullest extent the corporation has funds legally available therefor.

If, any voluntary or involuntary liquidation, dissolution, or winding up of the affairs of the corporation, the assets of the corporation available for distribution to its shareholders shall be insufficient to pay the holders of senior stock, the holders of senior stock shall receive all of the assets of the corporation available for distribution and each such holders of senior stock shall share ratably in any distribution in accordance with the amounts due such holders of senior stock.

If, any voluntary or involuntary liquidation, dissolution, or winding up of the affairs of the corporation, the assets of the corporation available for distribution to its shareholders shall be sufficient to pay the holders of senior stock but insufficient to pay the holders of Series B Preferred Stock and the holders of parity stock, the holders of senior stock shall first receive all of the assets to which they are entitled, and the holders of Series B Preferred Stock and the holders of parity stock shall then share ratably in any distribution in accordance with the amounts due such shareholders.

If, any voluntary or involuntary liquidation, dissolution, or winding up of the affairs of the corporation, the assets of the corporation available for distribution to its shareholders shall be sufficient to pay the holders of senior stock, the holders of Series B Preferred Stock and the holders of parity stock, but insufficient to pay the holders of junior stock, holders of senior stock, the holders of Series B Preferred Stock and the holders of parity stock shall first receive all of the assets to which they are entitled, and the holders of the junior stock shall then share ratably in any distribution in accordance with the amounts due such shareholders.

Neither a Change of Control (as defined in Section 12.a.) nor any purchase or redemption of stock of the corporation of any class shall be deemed to be a liquidation, dissolution or winding up of the corporation within the meaning of the provisions of this Section 5.

6.                                       Optional Redemption by the Corporation. The corporation may, at its option and subject to prior approval (if necessary) of the Board of Governors of the Federal Reserve System or its delegate (the “Federal Reserve”), but shall have no obligation to except as set forth in Section 7 hereafter, redeem the shares of Series B Preferred Stock at any time and from time to time, in whole or in part, at a cash redemption price equal to the Stated Value per share plus all accrued but unpaid dividends, to the fullest extent the corporation has funds legally available therefor. The Series B Preferred Stock has no stated maturity and will not be subject to any sinking fund or mandatory redemption provisions. The corporation shall not purchase, either at a public or private sale or by tender offer, all or part of such Series B Preferred Stock, except pursuant to an offer made on the same terms and conditions to all holders of such shares, subject to the provisions of applicable law. At the time of redemption, the corporation shall provide to the holders of Series B Preferred Stock notice of the mechanisms of redemption.

7.                                       Redemption Upon Change of Control. Shares of the Series B Preferred Stock shall be deemed to be redeemed by the corporation, subject to prior Federal Reserve approval (if necessary), upon the occurrence of a “Change of Control” of the corporation, at a cash redemption price equal to the Stated Value per share plus all accrued but unpaid dividends, to the fullest extent the corporation has funds legally available therefor. If a Change of Control is contemplated to occur, the corporation shall apply to the Federal Reserve for approval (if necessary) to redeem the Series B Preferred Stock concurrent with the closing of the transaction causing the Change of Control.

8.                                       Registration Rights. None.

9.                                       Conversion or Exchange. The shares of Series B Preferred Stock are not convertible into or exchangeable for any other property or securities of the corporation.

10.                                 No Implied Limitations. Nothing herein shall limit, by inference or otherwise, the discretionary right of the Board of Directors to divide any or all of the shares of any preferred or special classes into series, and, within the limitations set forth in the Georgia Business Corporation Act, to fix and determine the relative rights and preferences of the shares of any series so established (including any parity stock or senior stock), to the full extent provided in the Articles of Incorporation of the corporation.

11.                                Subject to Articles of Incorporation. In addition to the above provisions with respect to the Series B Preferred Stock, such Series B Preferred Stock shall be subject to, and entitled to the benefits of, the provisions set forth in the corporation’s Articles of Incorporation with respect to preferred stock generally.

12.                                Definitions. As used herein the following terms have the following meanings:

a.                                       The term “Change of Control” shall mean the consummation of (i) a merger, share exchange, consolidation or other business combination of the corporation with any other “person” (as such term is used in Sections 13(d) and 14(d) of the Securities Exchange Act of 1934) or affiliate thereof, other than a merger, share exchange, consolidation or business combination that would result in the outstanding common stock of the corporation immediately prior thereto continuing to represent (either by remaining outstanding or by being converted into common stock of the surviving entity or a parent or affiliate thereof) more than 50% of the outstanding common stock of the corporation or such surviving entity or parent or affiliate thereof outstanding immediately after such merger, consolidation or business combination, or (ii) an agreement for the sale or disposition by the corporation of all or substantially all of the corporation’s assets.

b.                                      The term “parity stock” means any class of capital stock or series of preferred stock (including but not limited to Series B Preferred Stock) and any other class of stock of the corporation hereafter authorized that ranks on a parity with the Series B Preferred Stock in the payment of dividends or in the distribution of assets on any liquidation, dissolution or winding up of the corporation.

c.                                       The term “junior stock” shall mean the Common Stock, the Series A Preferred Stock, and any other class of stock of the corporation hereafter authorized over which the Series B Preferred Stock has preference or priority in the payment of dividends or in the distribution of assets on any liquidation, dissolution or winding up of the corporation.

d.                                      The term “senior stock” shall mean any class of capital stock or series of preferred stock ranking senior (with respect to priority in the payment of dividends or in the distribution of assets on any liquidation, dissolution or winding up of the corporation) to the Series B Preferred Stock.

e.                                       The term “Prime Rate” shall mean the rate of interest announced or quoted by the Wall Street Journal from time to time as the Prime Rate; and, if the Prime Rate is discontinued by Wall Street Journal as a standard, a comparable reference rate designated by Wall Street Journal as a substitute therefor shall be the Prime Rate.

13.                                Notices. All notices required or permitted to be given by the corporation with respect to the Series B Preferred Stock shall be in writing, and if delivered by first class United States mail, postage prepaid, to the holders of the Series B Preferred Stock at their last addresses as they shall appear upon the books of the corporation, shall be conclusively presumed to have been duly given, whether or not the shareholder actually receives such notice; provided, however, that failure to duly give such notice by mail, or any defect in such notice, to the holders of any stock designated for repurchase, shall not affect the validity of the proceedings for the repurchase of any other shares of Series B Preferred Stock.